Exhibit 99.70

Cybin Signs Drug Development Agreement with Catalent for its Fast-Dissolve

Formulation of Novel, Deuterated Tryptamine (CYB003)

TORONTO--(BUSINESS WIRE)--March 22, 2021--Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) ("Cybin" or the "Company"), a biotechnology company focused on progressing psychedelic therapeutics, today announced that it has signed a drug development agreement with Catalent, Inc. (NYSE:CTLT) the leading global provider of advanced delivery technologies, development, and manufacturing solutions for drugs, biologics, cell and gene therapies, and consumer health products.

Cybin will be applying Catalent's proprietary Zydis® orally disintegrating tablet (ODT) technology for the delivery of our novel deuterated tryptamine (CYB003), a potential therapy for treatment-resistant psychiatric disorders.

Zydis technology creates a freeze-dried tablet that disperses almost instantly in the mouth without water and is recognized as one of the world's best-performing ODTs. Delivering CYB003 in such a dose form could have significant benefits, as an ODT would allow pre-gastric delivery and prevent first pass metabolism, potentially improving the pharmacokinetic profile of the drug. The project is due to commence in April 2021 and will involve initial feasibility studies being conducted for the manufacturing and analytical testing of ODT doses containing varying quantities of CYB003, alongside different excipients.

Catalent's 250,000 sq. ft. site in Swindon, U.K. houses the company's Zydis development and manufacturing operation, which produces over one billion ODTs annually.

Jonathan Arnold, President of Oral and Specialty Delivery at Catalent, commented, "We look forward to working with Cybin to potentially develop a novel and fast-acting therapy for treatment-resistant psychiatric disorders. The Zydis platform is an ideal technology to leverage for this type of drug formulation, as pre-gastric absorption is crucial for efficacy."

Doug Drysdale, Cybin's CEO, added, "We are excited to partner with the team at Catalent with the aim of developing fast-acting, shorter-duration formulations of CYB003, recently acquired as part of our acquisition of Adelia Therapeutics. Our focus on reducing the need for health system resources, such as in-clinic therapist time, is an important part of our goal to create scalable, more accessible treatments for mental health disorders."

About Catalent

Catalent is the leading global provider of advanced delivery technologies, development, and manufacturing solutions for drugs, biologics, cell and gene therapies, and consumer health products. With over 85 years serving the industry, Catalent has proven expertise in bringing more customer products to market faster, enhancing product performance and ensuring reliable global clinical and commercial product supply. Catalent employs around 15,000 people, including approximately 2,400 scientists and technicians, at more than 45 facilities, and in fiscal year 2020 generated over $3 billion in annual revenue. Catalent is headquartered in Somerset, New Jersey. For more information, visit www.catalent.com

More products. Better treatments. Reliably supplied.™

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding enhanced liquidity, the value of additional capital markets exposure, access to institutional and retail investors, the Company's new strategic brand messaging campaign, and psychedelic drug development programs to potentially treat mental health disorders. There are numerous risks and uncertainties that could cause actual results and Cybin's plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media Contacts for Cybin: John Kanakis

Cybin Inc.

John@cybin.com

Annie Graf

KCSA Strategic Communications agraf@kcsa.com

Faith Pomeroy-Ward

In-Site Communications, Inc.

Faith@insitecony.com

Media Contacts for Catalent: Richard Kerns

+44 (0)161 728 5880 richard@nepr.agency

Chris Halling

+44 (0)7580 041073 chris.halling@catalent.com